# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
mIQroTech, LLC

*Legal status of issuer*

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Pennsylvania
>
> *Date of organization*
> May 4, 2016

*Physical address of issuer*
111 Picadilly Road, Port Matilda, PA 16870

*Website of issuer*
www.miqrotech.com

*Name of intermediary through which the Offering will be conducted*
OpenDeal Inc., dba "Republic"

*CIK number of intermediary*
0001672732

*SEC file number of intermediary*
007-00046

*CRD number, if applicable, of intermediary*
284874

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering*

5.0% of the amount raised

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
A commission equivalent to 2% of the Securities being issued in this Offering.

***Type of security offered***
Units of SAFE (Simple Agreement for Future Equity)

***Target number of Securities to be offered***
25,000

***Price (or method for determining price)***
$1.00

***Target offering amount***
$25,000.00

***Oversubscriptions accepted:***

☑ Yes

☐ No

***Oversubscriptions will be allocated:***

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

***Maximum offering amount (if different from target offering amount)***
$107,000.00

***Deadline to reach the target offering amount***
January 16, 2018

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

***Current number of employees***
0

| | Most recent fiscal year-end (December 31, 2016) | Prior fiscal year-end (December 31, 2015) |
|---|---|---|
| **Total Assets** | $0.00 | $0.00 |
| **Cash & Cash Equivalents** | $0.00 | $0.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $883.00 | $0.00 |
| **Long-term Debt** | $0.00 | $0.00 |
| **Revenues/Sales** | $0.00 | $0.00 |
| **Cost of Goods Sold** | $0.00 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |

| | | |
|---|---|---|
| **Net Income** | $0.00 | $0.00 |

*The jurisdictions in which the issuer intends to offer the Securities:*

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**November 17, 2017**


**FORM C**

**Up to $107,000.00**

**mIQroTech, LLC**



**Units of SAFE (Simple Agreement for Future Equity)**

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by mIQroTech, LLC, a Pennsylvania limited liability company (the "Company," as well as references to "we, " "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $25.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc., dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive A commission equivalent to 2% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

|  | Price to Purchasers | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $25.00 | $2.50 | $47.50 |
| **Aggregate Minimum Offering Amount** | $25,000.00 | $1,250 | $23,750 |
| **Aggregate Maximum Offering Amount** | $107,000.00 | $5,350 | $101,650 |

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) OpenDeal Inc., dba "Republic" will receive A commission equivalent to 2% of the Securities being issued in this Offering. in connection with the Offering.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own**

examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.miqrotech.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 17, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION.  EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

### *Forward Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

Table of Contents

## ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.miqrotech.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

## About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

mIQroTech, LLC (the "Company") is a Pennsylvania Limited Liability Company, formed on May 4, 2016. The Company was formerly known as SystemLabz, LLC.

The Company is located at 111 Picadilly Road, Port Matilda, PA 16870.

The Company's website is www.miqrotech.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

### The Business
Creating internet of things devices paired with artificial intelligence modules, mIQroTech preforms predictive analysis in specialized industries. We charge a monthly or yearly subscription fee for our services.

### The Offering

| | |
|---|---|
| **Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered** | 25,000 |
| **Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)** | 25,000* |
| **Maximum amount of Units of SAFE (Simple Agreement for Future Equity)** | 107,000 |
| **Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)** | 107,000* |
| **Purchase price per Security** | $1.00 |
| **Minimum investment amount per investor** | $25.00 |
| **Offering deadline** | January 16, 2018 |
| **Use of proceeds** | See the description of the use of proceeds on page 21 hereof. |
| **Voting Rights** | See the description of the voting rights on page 28 hereof. |

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

*We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*

We were organized under the laws of Pennsylvania on May 4, 2016. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

*The development and commercialization of our services is competitive.*

We face competition with respect to any products that we may seek to develop or commercialize in the future. Many of our competitors have significantly greater financial resources than we have and market approved products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

*In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.*

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***We rely on other companies to provide components and services for our products.***
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

***We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.***
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.***
We obtain these materials from a limited number of vendors. Some of our hardware, software, and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

***Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.***
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

***Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.***
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance, and transmission of this

information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues, and competitive position.

The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by using third-party cloud services, encrypting transmitted data, encrypting stored data, and using third-party protection services. The expenses associated with protecting our information could reduce our operating margins.

***An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.***
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

***The Company's success depends on the experience and skill of the members, its executive officers and key employees.***
In particular, the Company is dependent on Meade Lewis, Co-Founder and Chief Executive Officer, and Justin Stewart, Co-Founder and Chief Operating Officer. The Company has or intends to enter into employment agreements with Meade Lewis and Justin Stewart although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Meade Lewis and Justin Stewart or any member or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***We depend on a few major customers for a substantial portion of our net sales.***
During fiscal year ending 2017, EQT Corporation will account for the vast majority percent of our net sales. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

***We rely on various intellectual property rights, including licenses in order to operate our business.***
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual

property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.***
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain businesses, we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

***The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.***
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***
The Company is dependent on Meade Lewis and Justin Stewart in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Meade Lewis and Justin Stewart die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***We have not prepared any audited financial statements.***
Therefore, you have no audited financial information regarding the Company's capitalization, assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***The Company could be negatively impacted if found to have infringed on intellectual property rights.***
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

***Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.***
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

***We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.***
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if

others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

***We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.***
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

***We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.***
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

***If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.***
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Verizon Wireless, Amazon Web Services, and International Bolting Technologies, Inc., to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

***We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.***
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We

may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

***Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.***
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and newly designed products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

***Cyclical and seasonal fluctuations in the economy and internet usage may have an effect on our business.***
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

***The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as

greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.***
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

***We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.***
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

**Risks Related to the Securities**

***The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

***No Guarantee of Return on Investment***
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***A majority of the Company is owned by a small number of owners.***
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Pennsylvania law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***The Company has the right to extend the Offering deadline.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.***
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.***

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

***Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.***
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

***In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.***
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

***Purchasers will be unable to declare the Security in "default" and demand repayment.***
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

**BUSINESS**

**Description of the Business**
Creating internet of things devices paired with artificial intelligence modules, mIQroTech performs predictive analysis in specialized industries. We charge a monthly or yearly subscription fee for our services.

**Business Plan**
The Company is committed to creating a safer, greener oil and gas industry through its innovative hardware, software, artificial intelligence, and services. The Company's business strategy leverages its ability to design and develop its

own source code, hardware, application software, and artificial intelligence systems to provide its solutions with innovative design, superior ease-of-use, and seamless integration. As part of its strategy, the Company continues to expand its platform for the technological development of the industry. Using competitive pricing and by proving our technology set, customers will be empowered to assess pipeline risks faster, more accurately, and through more variables than before. Our predictive analysis systems provided by our artificial intelligence will constantly be running risk assessment while our immediate threat response systems will alert stakeholders when an immediate hazard is detected. We plan to further extend our capabilities with a variety of technology sets to better provide oil and gas companies the ability to minimize spills, leaks, and safety hazards.

**History of the Business**
The Company was founded in May of 2016 by Meade Lewis and Justin Stewart. The Company introduced its first internet of things (IoT) device for the oil and gas industry in September 2016.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| mIQroAware Mk0 | An Internet of Things (IoT) product which uses a sensor array to measure important variables to pipeline longevity. This data is then sent to a database where it is analyzed by artificial intelligence modules to assess risks. | Midstream (transportation), oil and natural gas firms who have at-risk transportation pipeline. |

We are constantly researching and developing new variables, data transmission methods, and assessment protocol to add to our products. We are hoping to expand our offerings by completing the mIQroAware Mk1 by the early 2018. In addition, we are hoping to design the mIQroAware Mk2, to complete that solution set, by the end of 2018. Finally, we have plans to begin concept design on systems for the upstream (production) gas market and offshore market.

We offer our solutions via our online website, www.miqrotech.com, where customers both order their devices and, in turn, create their accounts for the user interface.

**Competition**
The Company's primary competitors are PSI Oil and Gas, OptaSense, and Orbcomm.

We face competition in pipeline monitoring from a few well-established companies who have monitoring products of their own. Our competitors have greater financial, marketing, and other resources than we do. Our success depends on the accuracy of our data acquisition, the price of our systems, and our artificial intelligence and risk assessment systems as a whole. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; competitive pricing; and level of presence in key emerging markets.

**Supply Chain and Customer Base**
Most components essential to production are generally available from multiple sources, a number of components are currently obtained from limited sources. The prices fluctuate from supplier to supplier and fluctuate based on amount of data used, stored, transmitted, and accessed. Decreases in supply prices may or may not be passed to the customer.

Our revenues are derived primarily from Fortune 1000 companies who conduct business in the midstream (transportation) oil and gas industry.

The Company is dependent on the following customers:

| Customer or Description | Service/product provided | Percent revenue |
|---|---|---|
| EQT Corporation | mIQroAware Mk0B | 90.0% |

**Intellectual Property**

*Licenses*

| Licensor | Licensee | Description of Rights Granted | Termination Date |
|---|---|---|---|
| mIQroTech, LLC | EQT Corporation | The mIQroAware beta license agreement allows our partners to gain access our technology set, hardware, software, and artificial intelligence, to create reports. It is understood that these systems are the property of mIQroTech, LLC. Mutual non-disclosure agreements are also signed. | November 9, 2020 |
| mIQroTech, LLC | ScanLink Corporation | A mutual non-disclosure to access the ScanLink Corporation databases to accurately map pipelines, weld sites, and the like in accordance with their emerging products. | November 1, 2020 |

We are currently working with attorneys on a non-provisional patent as well as multiple utility patents.

**Governmental/Regulatory Approval and Compliance**
The Company is dependent on the following regulatory approvals:

| Line of Business | Government Agency | Type of Approval | Application Date | Grant Date |
|---|---|---|---|---|
| Communications | Federal Communications Commission | Unintentional Radiator Authorization | [?] | |

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. Additionally, the Federal Communications Commission (the "FCC") regulates cable television and satellite operators and telecommunication providers, which could affect our networks indirectly. The FCC also regulates "Unintentional Radiators" as defined in Electronic Code of Federal Regulations Title 47 Chapter 1 Subchapter A Part 15 Subpart B, which makes getting authorization of our hardware design is required.

**Litigation**
None

**Other**
The Company's principal address is 111 Picadilly Road, Port Matilda, PA 16870

The Company has the following additional addresses: 660 Toftrees Ave., Condo #308, State College, Pennsylvania 16803

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

**USE OF PROCEEDS**
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|

| | | | | |
|---|---|---|---|---|
| Intermediary Fees | 5.00% | $1,250 | 5.00% | $5,350 |
| Campaign marketing expenses or related reimbursement | 12.00% | $3,000 | 2.80% | $3,000 |
| Estimated Attorney Fees | 12.00% | $3,000 | 2.80% | $3,000 |
| Estimated Accountant/Auditor Fees | 6.00% | $1,500 | 1.40% | $1,500 |
| General Marketing | 6.00% | $1,500 | 8.00% | $8,560 |
| Research and Development | 8.00% | $2,000 | 14.02% | $15,000 |
| Manufacturing | 8.00% | $2,000 | 9.35% | $10,000 |
| Equipment Purchases | 1.80% | $450 | 9.35% | $10,000 |
| Future Wages | 0.00% | $0 | 18.70% | $20,000 |
| General Working Capital | 41.2% | $10,300 | 28.58% | $30,590 |
| **Total** | **100.00%** | **$25,000** | **100.00%** | **$107,000** |

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: At the discretion of the Company's management.

## MEMBERS, OFFICERS AND EMPLOYEES

### Members
The members of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*
Meade Lewis

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
Founder and Chief Executive Officer (May 4, 2016 to present)

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
Chief Information Technology Officer, Advanced Upstream Solutions (May 2015 to July 2016);
Chief Information Technology Officer, Iron-Pro (December 2014 to March 2016);
Co-Founder/Software Guru, TCLabz (August 2015 to March 2016)

*Education*
Pennsylvania College of Technology (Penn State University Campus), Bachelor of Applied Science (B.A.Sc.), Pre-Physician Assistant (August 2013 to August 2014) [incomplete];

Independent Study, MBA in One Course: Prof. Chris Haroun (UC-1C0Q3D23) (January 2016 to March 2016) Grace Preparatory High School, High School Diploma (August 2008 to May 2011)
Air Monitoring Instrumentation, Bucks County Community College (May 2014)
Incident Response to Terrorist Bombings, Bucks County Community College (May 2014)
Mass Decontamination: Mission Specific, Bucks County Community College (May 2014)
Terrorism Awareness Domestic Prep (TADP), Bucks County Community College (May 2014)
Emergency Vehicle Operations, Centre LifeLink (November 2012)

---

*Name*
Justin Stewart

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***
Co-Founder and Chief Operating Officer (June 10, 2017 to present)

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
Principal Consultant, Ciber Global (October 2002 to present)
Oracle Database Consultant, United Defense (April 2000 to September 2002)
Oracle Certified Instructor and DBA Consultant, Contemporary Technologies (August 1999 to April 2000)

*Education*
Pennsylvania State University (Penn State University), Bachelor of Science (B.S.), Management Science and Information Systems (August 1994 to 1997)
Mechanicsburg High School, High School Diploma (1990 to 1994)
Oracle OCP 8i Certification, (1999)
Oracle OCP 9i Certification, (2000)
Oracle OCP 10g Certification, (2005)
Oracle PL/SQL Program Units Certification, (2010)

---

**Officers**
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*
Meade Lewis

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***
Founder and Chief Executive Officer (May 4, 2016 to present)

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
Chief Information Technology Officer, Advanced Upstream Solutions (May 2015 to July 2016);
Chief Information Technology Officer, Iron-Pro (December 2014 to March 2016);
Co-Founder/Software Guru, TCLabz (August 2015 to March 2016)

*Education*
Pennsylvania College of Technology (Penn State University Campus), Bachelor of Applied Science (B.A.Sc.), Pre-Physician Assistant (August 2013 to August 2014) [incomplete];
Independent Study, MBA in One Course: Prof. Chris Haroun (UC-1C0Q3D23) (January 2016 to March 2016) Grace Preparatory High School, High School Diploma (August 2008 to May 2011)
Air Monitoring Instrumentation, Bucks County Community College (May 2014)
Incident Response to Terrorist Bombings, Bucks County Community College (May 2014)
Mass Decontamination: Mission Specific, Bucks County Community College (May 2014)
Terrorism Awareness Domestic Prep (TADP), Bucks County Community College (May 2014)
Emergency Vehicle Operations, Centre LifeLink (November 2012)

*Name*
Justin Stewart

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
Co-Founder and Chief Operating Officer (June 10, 2017 to present)

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
Principal Consultant, Ciber Global (October 2002 to present)
Oracle Database Consultant, United Defense (April 2000 to September 2002)
Oracle Certified Instructor and DBA Consultant, Contemporary Technologies (August 1999 to April 2000)

*Education*
Pennsylvania State University (Penn State University), Bachelor of Science (B.S.), Management Science and Information Systems (August 1994 to 1997)
Mechanicsburg High School, High School Diploma (1990 to 1994)
Oracle OCP 8i Certification, (1999)
Oracle OCP 9i Certification, (2000)
Oracle OCP 10g Certification, (2005)
Oracle PL/SQL Program Units Certification, (2010)

---

*Indemnification*
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**
The Company currently has 0 employees.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | LLC/Membership Interests |
|---|---|
| Amount outstanding | 100 |
| Voting Rights | Membership interests have the right to vote on managers as well as liquidation of the Company. |
| Anti-Dilution Rights | None |
| How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF | The membership interests have certain special voting rights, as set forth in the Company's current Operating Agreement. |
| Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities). | 100% |

The Company has the following debt outstanding: $883.00.

*Valuation*

Even though the pre-Offering value ascribed to the Company is $8,913,000.00 based on similar companies in the industry, the price of the Securities in this Offering has been determined arbitrarily.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

### Ownership
The Company is owned by two people. Those people are Meade Lewis and Justin Stewart

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| Meade Lewis | 65.0% |
| Justin Stewart | 35.0% |

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

### FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

### Recent Tax Return Information

| Total Income | Taxable Income | Total Tax |
|---|---|---|
| $0 | $0 | $0 |

### Operations
The Company intends to achieve profitability in the next 12 months by finalizing development of our technology platform and marketing that to customers as well as invoicing current beta testers.

### Liquidity and Capital Resources
The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we are operating out of founder equity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

### Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

### Material Changes and Other Information
Justin Stewart was added as a member to the Company in June of 2017.

### Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering up to 107,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 16, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price using comparable company valuations. The minimum amount that a Purchaser may invest in the Offering is $25.00.

The Offering is being made through OpenDeal Inc., dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

*Commission/Fees*
5.0% of the amount raised

*Stock, Warrants and Other Compensation*
A commission equivalent to 2% of the Securities being issued in this Offering.

*Transfer Agent and Registrar*
The transfer agent and registrar for the Securities is KoreConX Corp.

### The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

**Authorized Capitalization**

At the initial closing of this Offering (if the minimum amount is sold), we will have 100 membership interests outstanding.

**Not Currently Equity Interests**

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

**Dividends**

The Securities do not entitle the Purchasers to any dividends.

**Conversion**

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

*Conversion Upon the First Equity Financing*

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $8,913,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 82.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

*Conversion After the First Equity Financing*

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

*Conversion Upon a Liquidity Event Prior to an Equity Financing*

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,913,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

### *Conversion Upon a Liquidity Event Following an Equity Financing*
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

### Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's managers at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

### Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

### Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

### Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

### Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**Other Material Terms**

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**TAX MATTERS**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

**Conflicts of Interest**

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

## OTHER INFORMATION

While attending university, Issuer's founder was charged with numerous charges related to an attempted ATM robbery by his university-assigned roommates. Upon a showing that the charges as they related to the founder were false and frivolous, the founder was acquitted on all charges in January of 2016. In June of 2016, Issuer's founder pleaded guilty to a charge related to the improper filing of a Bureau of Alcohol, Tobacco, Firearms and Explosives form, the founder then paid a fine in the amount of $100 and has had no issues with law enforcement since.

**Bad Actor Disclosure**
None

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Meade Lewis
_____
(Signature)

Meade Lewis
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Meade Lewis
_____
(Signature)

Meade Lewis
_____
(Name)

Member
_____
(Title)

11/17/17
_____
(Date)

/s/Justin Stewart
_____
(Signature)

Justin Stewart
_____
(Name)

Member
_____
(Title)

11/17/17
_____
(Date)

***Instructions.***

1.        The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the members or persons performing similar functions.

2.        The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**
Exhibit A          Financial Statements
Exhibit B          Video Transcript
Exhibit C          Offering Page

**EXHIBIT A**

*Financial Statements*

**MIQROTECH, LLC**

Unaudited Financial Statements for the Period from

May 4, 2016 (Inception) to December 31, 2016

## MIQROTECH, LLC
## BALANCE SHEET
## As of December 31, 2016
## (Unaudited)

**ASSETS**

| | | |
|---|---|---|
| Current Assets: | | |
| Cash and cash equivalents | $ | 0 |
| Total Current Assets | | 0 |
| | | |
| TOTAL ASSETS | $ | 0 |

**LIABILITIES AND MEMBERS' EQUITY**

| | | |
|---|---|---|
| Liabilities: | | |
| Current Liabilities: | | |
| Advances due to founder | $ | 883 |
| Total Liabilities | | 883 |
| | | |
| TOTAL LIABILITIES | | 883 |
| | | |
| Members' Equity: | | |
| Members' capital | | 0 |
| Accumulated deficit | | (883) |
| Total Members' Equity | | (883) |
| | | |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 0 |

# MIQROTECH, LLC
## STATEMENT OF OPERATIONS
## For the Period from May 4, 2016 (Inception) to December 31, 2016
## (Unaudited)

| | | |
|---|---|---:|
| Revenues, net | $ | 0 |
| | | |
| Operating Expenses: | | |
| Sales and marketing | | 883 |
| Total Operating Expenses | | 883 |
| | | |
| Net Loss | $ | (883) |

# MIQROTECH, LLC
## STATEMENT OF MEMBERS' EQUITY
### For the Period from May 4, 2016 (Inception) to December 31, 2016
### (Unaudited)

| | Member Contributions | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
|---|---|---|---|
| Balance as of Inception | $0 | $0 | $0 |
| Net Loss | 0 | (883) | (883) |
| Balance as of December 31, 2016 | $0 | $(883) | $(883) |


**MIQROTECH, LLC**
**STATEMENT OF CASH FLOWS**
**For the Period from May 4, 2016 (Inception) to December 31, 2016**
**(Unaudited)**


| | |
|---|---:|
| **Cash Flows From Operating Activities** | |
| Net Loss | $(883) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Changes in operating assets and liabilities: | |
| (Decrease) Increase in accrued expenses | 0 |
| Net Cash Used In Operating Activities | (883) |
| | |
| **Cash Flows From Investing Activities** | |
| Purchase of property and equipment | 0 |
| Net Cash Used In Investing Activities | 0 |
| | |
| **Cash Flows From Financing Activities** | |
| Advances from founders | 883 |
| Issuance of membership units | 0 |
| Net Cash Provided By Financing Activities | 883 |
| | |
| Net Change In Cash and Cash Equivalents | 0 |
| | |
| Cash and Cash Equivalents at Beginning of Period | 0 |
| Cash and Cash Equivalents at End of Period | $0 |
| | |
| **Supplemental Disclosure of Cash Flow Information** | |
| Cash paid for interest | $ 0 |
| Cash paid for income taxes | 0 |

**MIQROTECH, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2016**
**(unaudited)**

NOTE 1 - NATURE OF OPERATIONS

miQroTech, LLC (which may be referred to as the “Company,” “we,” “us,” or “our”) was incorporated on May 4, 2016 (“Inception”) in the state of Pennsylvania. The Company is headquartered in State College, Pennsylvania.

The Company is developing a proprietary and unique technology platform using sensors, circuits, and machine learning. When implemented and configured, the outcome is data captured. Stakeholders can then access the data and configure notifications to interpret, learn, and listen to the data.

Since Inception, the Company has relied on founder contributions to fund operating losses. As of December 31, 2016, the Company had zero working capital and will likely incur additional costs prior to generating consistent revenues. These matters raise substantial concern about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation of the unaudited financial statements for the period presented have been included. The operating results for the period presented are not necessarily indicative of the results that may be expected for a full fiscal year.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. Fair values were assumed to approximate carrying values because of their

short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the Company may maintain balances in excess of the federally insured limits. As of December 31, 2016, the Company had $0 of cash on hand.

Income Taxes

The LLC is a limited liability company and was structured as a disregarded entity for U.S. Federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in the financial statements.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue is recognized through sales of tickets, merchandise or sponsorships.

Advertising

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 720, "Other Expenses," organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Technology Expenses

Technology expenses primarily consists of expenses incurred in developing the Company's website. In accordance with FASB ASC 350-50, "Website Development Costs," these costs were expensed as incurred.

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)", that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 4 – MEMBERS' EQUITY

LLC Units

As of December 31, 2016, the Company was owned 100% by one individual

NOTE 5 – RELATED PARTY TRANSACTIONS

From time to time, the original founder has advanced funds to the Company. As of December 31, 2016, the founder had advanced $883 to the Company.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its founder.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2016. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Change in Ownership of Membership Units

In October 2017, the Company issued 35% ownership to a second founder in exchange for expertise and services provided.

Anticipated Crowdfunded Offering

The Company is offering up to 107,000 SAFEs for up to $107,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum amount of $40,000 in this offering and up to $107,000 maximum. The Company must receive commitments from investors totaling the minimum amount, by January 16, 2017 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co").  The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through November 3, 2017, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT B**

*Video Transcript*

# mIQroTech Pitch Script

We live in a beautiful world. A fast world. A world where oil and gas is essential. Used in fuels, plastics, and medicine, oil and gas companies are struggling to keep up with increasing demand. Transportation pipelines are crucial to meeting that requirement, however, there is a leaking problem.

The average pipeline company hosts ninety-three leaks every year, costing these companies upwards of eighteen million dollars. This problem needs a modern remedy.

My name is Meade Lewis, I am founder here at mIQroTech. What we are doing is creating IoT devices, merging in artificial intelligence, to predict pipeline leaks before they happen. Using an advanced array of sensors, we monitor the most important variables for pipeline longevity. We then submit that data to our cloud-computing system, where it is analyzed time and time again to find potential risks.

If a hazard is detected, email and text message alerts are sent to stakeholders, so that the right call can be made, to stop the leak, immediately.

With current AI models projected to have a ninety-six percent accuracy, our solution set will be the "missing link" in today's energy market. An intelligent oil and gas industry.

This means more savings for them, more nature for us.

In 2026, the pipeline monitoring industry will be valued at eight point seven billion dollars. In just five short years, we plan to take five percent of that market. Through our innovation, we are gaining a lot of traction.

Partnering with one of the largest gas producers in the world, we are now prototyping our design with over three-thousand miles of pipeline.

This is where you come in: We are raising a seed round, to get this project to the market. This will enable us to go from beta testing, to mass produced devices, to span all two point five million miles of pipeline in this country.

**EXHIBIT C**
*Offering Page*

Pitch

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 # mIQroTech

**Preview as investor**

Where Internet of Things (IoT) and Artificial Intelligence (AI) meet pipelines.

SOCIAL IMPACT     ENTREPRENEURSHIP     SCIENCE     HARDWARE     TECH     ENVIRONMENT     HIGH TECH     USA     DISRUPTIVE     ENERGY

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# $0
RAISED OF $25K MINIMUM GOAL *i*

FROM

To be featured on:



# Deal Highlights

- Capable of preventing 93 leaks per year for the average sized customer, saving them over $18M every year.

- Targeting a $8.72 Billion addressable market.

- Subscription-based business model; recurring income.

- 6 game changing patents in the works, many more to come.

- A projected 96% AI-assisted accuracy in determining pipeline risks

# Oil and gas industry has a massive leaking problem.


$30+ billion
in lost revenues annually
The average company hosts
93 leaks
Costing
$201,075+
each leak
This leads to...
environmental problems
water contamination
explosions
injury
fuel shortages
and more

## Predict leaks before they happen.

Our solution set is three parts:

A hardware device, using Internet of Things technology, collects data using the most important variables to pipeline longevity. This data is then transmitted wirelessly to our cloud-computing systems. Finally, this data is analyzed by artificial intelligence modules to help see risks humans cannot.







### All-in-One Device

Our IoT device finds
the critical variables in
pipeline health.

### Wireless

Just affix the device
with epoxy and begin
data collection.

### Artificial Intelligence

Neural networks
analyze the data to see
what humans can't.

Our Internet of Things (IoT) devices are rigorously tested to meet the demands of the industry.



## How it works

**Density**
Identifies chemical composition.

**Pressure**
Valuable in detecting leaks.

**Metallic Wash**
Determines the amount of metal fragments in fluid.

**Temperature**
Used to identify risk of hydride formation.

**Vibration**
Finds eathquakes and impact.

**GPS**
Assesses where conditions occured

Recording this data at up to 48 data-points per second, this data is submitted to our cloud-based storage for review from our Artificial Intelligence modules.

# Market Demand

## Growing Infrastructure

Thousands of miles are added every year to the already enormous, 2.5 million mile network of pipeline.



interstate pipelines
intrastate pipelines

## Huge Savings

A medium-sized company can save over **$18 million dollars** by switching to our artificial intelligence system, allowing that customer to avert **93 leaks** every year.



Corrosion
(~60%)

Damage by
Others
(~7%)

Equipment
Failure
(~7%)

Operator Error
(~4%)

Weld Failure
(~2%)

Pig Trap*
(~1%)

Overpressure
(~1%)

Earth Movement
(~1%)

and many more

Our technology not only alerts stakeholders in the case of a sudden disaster such as an earthquake, but using our AI, we analyze the longevity of the pipeline and its wear to predict failures.

# Customers

Through what we call our "Experimental Partner" program, we are perfecting our technology with some of the biggest names in natural gas.

## Our Experimental Partner program gives us access to

# 3,000+ Miles

## of pipeline accross Pennsylvania and West Virginia

Targeting mid-sized pipeline and production companies in Pennsylvania, West Virginia, Ohio, and Texas, we are aiming to gain dozens more customers within first six months of production.

# 7+ Meetings already scheduled with pipeline executives.

Expecting to finalize negotiations in **August, 2018**

# 4,000+ devices potentially sold.

# Business Strategy

Our business model is two fold:

1. Customers buy each device.
2. Subscription fee to access the interface and receive alerts.


Net Profit
$60,000+
annually, per customer*
Devices
Revenue
$350
63% margin
Costs
$112
Sensor Array
$83
Power
$20
Housing
Subscription
(monthly)
Revenue
$500 - $25,000
per customer
Costs
$0.10
Data Storage
per device
$25
Wireless
per device
$775
Cloud-Analysis
*average projected profit

Customers pay for a subscription fee based on how many devices they have. These subscription tiers are below:

| Tier | Devices | Users | Email Alerts | Text Alerts | Price |
|---|---|---|---|---|---|
| **Black** | 1 | 1 | ✗ | ✗ | $500.00 |
| **Silver** | 25 | 5 | 250 | 100 | $2,500.00 |
| **Gold** | 100 | 25 | 1,500 | 500 | $9,500.00 |
| **Platinum** | 300 | 100 | ∞ | ∞ | $25,000.00 |

We want to overwatch every pipeline in this country; All **2.4 million miles**. That will be nearly **500,000**, industry changing, devices deployed.

## Our Goal

We are aiming to capture 5% of the pipeline monitoring market in the next five years.



# Future Vision: Innovation Industry Wide

After solving the midstream pipeline crisis, we plan to design three systems to further expand our reach on revolutionizing the oil and gas industry:

# Future Projects

## Hydraulic Fracturing



The production side of natural gas is ripe for change and disruption; Improve safety, help the environment, lower costs.

## Offshore



Our challenge will be to make a device that can predict disasters such as the "Deepwater Horizon" spill before they happen.

## Deployable Drones



Attached to automated drones, we plan to detect gaseous leaks with multigas sensors, narrowing down location.

Our objective in these projects is to become the "missing link" between the oil and gas market of today and the energy source of tomorrow. This, what we are terming as "**Petroleum 2.0**", the safe oil and gas market, will bring the industry the innovation it is so desperately in need of.

# Competitive landscape

We provide our customers with many features the competition does not:

# Comparison

| | mIQrotech | OptaSense (a QinetiQ company) | OMNiMETRIX (GLOBAL MONITORING · CONTROL) | PSI |
|---|---|---|---|---|
| Vibration | ✓ | ✓ | | |
| Density | ✓ | | | ✓ |
| Pressure | ✓ | | | ✓ |
| GPS | ✓ | | | ✓ |
| Temp. | ✓ | | | ✓ |
| Metallic Wash | ✓ | | | |
| Wireless | ✓ | ✓ | ✓ | |
| All-in-One | ✓ | | | |
| Externally Mounted | ✓ | ✓ | | |
| Artificial Intelligence | ✓ | | | |

Our devices are also mounted externally; no need to tap into the pipeline. In addition, our solution is cheaper than our competition.

# Meet the Founders

We are a lean, mean innovation machine. This mitigates our costs and allows us to focus on our solutions and projects.

**Meade Lewis, Founder** - Moving to the energy industry, Lewis was quickly elevated the Information and Technology Officer role for two growing firms. There, he managed projects and visions of radio frequency identification, hydrostatic pressure testing modules, embedded microprocessor board technology, and real-time sensing and computing systems. In this next step, he plans on bringing his leadership, inventive mind, and IoT expertise to the oil and gas, mid-stream market.

**Justin Stewart, Co-Founder** - During his 15 years of database admin experience, Stewart has developed proprietary processes and work products propelling project deliverables and client relationship with success. With clear vision, strong design and creation instincts, and passion for honest communication, Stewart confidently commands the helms of process efficiency and product quality. The IoT space feels like home for this gadget guru with database prowess.

# Why Invest

## 1. Huge, growing market with little innovation

With our state of the art technology set, we are on trajectory to truly shake up the industry. With petroleum demand ever increasing and thousands of miles of new pipelines made every year, pipeline monitoring will grow to meet that demand. Valued at $8.72 billion by 2026, our disruptive approach is aiming to capture 5% of that market in just 5 years.

## 2. Funding a better, greener future

We are focused on creating a safer petroleum industry; Petroleum 2.0. Projected to have a 96% accuracy, our Artificial Intelligence is using advanced neural networks and our IoT solution captures data at blazing speeds. Our solution will make pipeline leaks a thing of the past; No more environmental damage and oil and gas companies save money in the process. This makes our solution beneficial for everyone.

## 3. Subscription-based, Recurring income

Our customers are here to stay. Not only is our service invaluable to them, but our tier-backed subscription market strategy makes sure that customers can expand their service as they need to. This means that rather than being a single purchase, customers continue to pay for the services and data we provide, producing profits to fund new projects.

**Invest in mIQroTech**

## Deal terms

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# Documents

Official filing on SEC.gov

Company documents

Documents provided while completing mIQroTech's Form C will be added here.

# About mIQroTech

mIQroTech, LLC

May 2016

Pennsylvania LLC

0

https://www.miqrotech.com





660 Toftrees Avenue, Condo #308 , State College, PA

# mIQroTech team

Everyone helping build mIQroTech, not limited to employees



## Meade Lewis
### Founder

Moving to the energy industry, Lewis was quickly moved into the Information and Technology Officer role for two growing firms. At mIQroTech, he plans on bringing his leadership, inventive mind, and IoT expertise to the oil and gas, mid-stream market.



## Justin Stewart
### Co-Founder

During his 15 years of service, Stewart has developed proprietary processes focused on project deliverables. The IoT space feels like home for this gadget guru with database prowess.



## Dean Love
### Unofficial Industry Advisor



## Richard (Rich) Herbold
### Financial Advisor

**2 more team members**

**Add team member**

# Press

Article URL

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# FAQ

### Your FAQ section is empty

Provide answers to important or common questions about mIQroTech.

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# Risks

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# Discussion

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